December 3, 2013

Jennifer Hardy

Cecilia Blye

H. Roger Schwall

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 26, 2013
Comment Letter Dated August 29, 2013
File No. 001-15006

Dear Ms. Hardy, Ms. Blye and Mr. Schwall:

I refer to your letter to the secretary of the board of directors, dated August 29, 2013, relating to PetroChina Company Limited’s (“PetroChina” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 26, 2013 (the “2012 20-F”).

Set forth below are the Company’s responses to the comments contained in the letter dated August 29, 2013 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).

Form 20-F for Fiscal Year Ended December 31, 2012

General

1.	You disclose on page 29 that in 2012 you purchased a small amount of crude oil from “certain countries on the U.S. sanctions list, such as Sudan”. Please identify for us the other countries on the U.S. sanctions list from which you purchased crude oil.

Response:

The Company advises the Staff that, besides Sudan, Iran is the only other country that the phrase of “certain countries” on Page 29 of the 2012 20-F refers to. In 2012, the Company processed a small quantity of crude oil imported from Sudan and Iran by China National United Oil Corporation (“ChinaOil”), a subsidiary of China National Petroleum Corporation (“CNPC”). The Company will clarify this and disclose all relevant countries in its future annual reports on Form 20-F to the extent it continues to process such crude oil. The Company’s revenue derived from the processing of crude oil sourced from Sudan and Iran was very insignificant, only accounting for approximately 0.26% of its total revenue in 2012. The Company does not expect these transactions to have any material impact on its reputation and share value.

2.	Please tell us about any contacts with Sudan, Syria or Cuba since your letters to us dated May 28, 2010 and October 28, 2010. We note that the website of your controlling shareholder, CNPC, states that your subsidiary Daqing Oilfield Company Ltd. provides services and products in Sudan; that Sudan is the largest overseas market of Daqing Oilfield; and that, by the end of 2008, Daqing Oilfield had signed contracts in Sudan worth $635,000,000. We note also 2011 news article relating to PetroChina Lanzhou Petrochemical’s refinery in Sudan and your operations in Syria. As you know, Sudan, Syria and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, Syria and Cuba since your 2010 letters, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements, including through your subsidiaries Daqing Oilfield Company and ChinaOil. Your response should describe any services, products, equipment or technology you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response:

Based on its investigation, the Company confirms that the information on Daqing Oilfield which the Staff inquired about was all shown on the webpages under the heading of “Overseas Market” on the website of CNPC, PetroChina’s controlling shareholder, without the Company’s approval or verification. The Company further confirms that it is Daqing Petroleum Administrative Bureau and/or its subsidiaries that actually carry out the business as described on the aforementioned webpages (i.e. the business in Venezuela, Sudan, Indonesia, Kazakhstan and Mongolia). Daqing Petroleum Administration Bureau is a subsidiary of CNPC and is not a part of the Company. The description on the aforementioned webpages wrongfully attributed such business to Daqing Oilfield Company Limited, a subsidiary of the Company, which caused confusion and misunderstanding. The relevant webpages have been deleted.

Based on its investigation, the Company confirms that it is CNPC Lanzhou Petrochemical Company, a wholly owned subsidiary of CNPC, that has operations in Sudan, and that entity is not a part of the Company. The Company confirms that it does not conduct any business in either Sudan or Syria at all.

The Company hereby confirms that ChinaOil is a subsidiary of CNPC rather than of the Company.

The Company believes that its investors understand clearly that CNPC and PetroChina are two separate entities and PetroChina has no control over its controlling shareholder’s business activities. The Company (and any of its subsidiaries) is not associated with CNPC’s operations in Sudan or Syria, nor has the Company derived any revenue from such operations.

Except for the processing of a small quantity of crude oil sourced from Sudan and Iran as described above, the Company is not aware of other historical or current contacts of the Company with Sudan, Syria or Cuba since the Company’s letters to the Staff dated May 28, 2010 and October 28, 2010, nor does the Company plan to have such contacts in the foreseeable future. However, due to China’s fast-growing economy, the increased dependence on imported crude oil and the Company’s increasing need for imported crude oil as a result of its growing production volumes, the Company cannot rule out the possibility that a small amount of crude oil to be provided by oversea suppliers may be sourced from countries that are subject to U.S. economic sanctions.

3.	Please discuss the materiality of any contacts with Sudan, Syria and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Syria and Cuba.

Response:

The Company has carefully analyzed the materiality of its business contacts with Sudan and Iran. From a quantitative perspective, the Company’s revenue derived from the processing of crude oil sourced from Iran and Sudan was insignificant, only representing approximately 0.63%, 1.26%, 0.26% and 0.07% of the total revenue in 2010, 2011, 2012 and the six months ended June 30, 2013, respectively.

From a qualitative perspective, the Company believes that its limited activities related to Sudan and Iran would not have any material adverse effect on its reputation and share value. The Company believes that an investor would deem it reasonable and acceptable to process a small quantity of crude oil sourced from Sudan and Iran in order to meet the Company’s normal production requirements and maintain the efficient operation of its facilities and low production costs.

For the foregoing reasons, the Company believes that its limited business activities related to Sudan and Iran do not constitute a material investment risk for the Company’s security holders.

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The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me (maozf@petrochina.com.cn; telephone: +86.10.5998.6262) if you have additional questions or require additional information. In addition, you may also contact our attorney, Shuang Zhao (shuang.zhao@shearman.com; telephone: +852.2978.8002; fax: +852.2978.8099), if you have any question about the Company’s 20-F in the future.

Very truly yours,

/s/ Mao Zefeng
Name:	Mao Zefeng
Title:	Senior Assistant Secretary to the Board

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